Christopher D. Williams

direct dial: 214.745.5212

cwilliams@winstead.com

January 22, 2018

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Institute for Wealth Holdings, Inc.

Offering Statement on Form 1-A

Filed December 22, 2017

File No. 024-10780

Dear Mr. King:

This letter sets forth the responses of our client, Institute for Wealth Holdings, Inc., a Delaware corporation (“IWH”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on January 5, 2018 (the “Comment Letter”), with respect to the above referenced filing.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

General

1.	Please ensure that in your next amendment, you include the “Preliminary Offering Circular” legend as required by Rule 254(a) of Regulation A.

Response:

The Offering Circular has been revised per this comment.

Part II and III

Compensation of Directors and Executive Officers, page 52

2.	We note your revised disclosure in response to comment 12. There appear to be discrepancies among the cash compensation values reflected in the tabular disclosure for fiscal year 2017 and the salaries described under the employment agreements for Messrs. Moore and Medeiros. Please revise your disclosure to explain or reconcile the differences or, if you disagree, please tell us why you believe this is unnecessary.

Mr. Dietrich A. King

January 22, 2018

Response:

The disclosure, including the footnotes to the compensation table, has been revised to reflect the fact that each of Mr. Moore and Mr. Medeiros voluntarily deferred certain amounts of compensation which would otherwise have been due to them.

3.	Please amend your offering circular to provide the tabular disclosure concerning aggregate director compensation required by Item 402(r) of Regulation S-K. Alternatively, revise to provide the tabular disclosure concerning aggregate director compensation as a group described in Item 11(b) in Part II of Form 1-A.

Response:

The Offering Circular has been amended to include a tabular disclosure concerning the compensation for the independent directors described in Item 11(b) in Part II of Form 1-A. Employee directors receive no additional compensation for service on the Board of Directors.

4.	Please revise your disclosure to provide a description of the material factors related to the award or payment of incentive bonus opportunities, stock options or other plan or non-plan compensation to the named executive officers, or to the extent that these awards are discretionary, please state so.

Response:

The Offering Circular has been revised accordingly.

Part F/S

Notes to Consolidated Financial Statements

Note 3. Goodwill, page 69

5.	We note your response and related revisions in connection with our comment 14. Based on the revisions, we note that you amortize your goodwill which is not allowed under U.S. GAAP pursuant to ASC 350-20-35-1. Please revise your financial statements accordingly.

Response:

We have removed goodwill amortization from the audited financial statements ending December 31, 2016 and 2015. We have also removed goodwill amortization from Supplemental Information – Unaudited Institute for Wealth Holdings, Inc., Balance Sheets and Statements of Operations (Pro Forma).

Mr. Dietrich A. King

January 22, 2018

Institute for Wealth Management Holdings, Inc.

Supplemental Information, page 76

6.	We note your response and related revisions starting on page 77 in connection with our comment 15. It appears that the revised disclosures are not consistent with the guidance in Rule 8-04 of Regulation S-X. Please revise or advise why you believe your disclosures comply with Rule 8-04.

Response:

In response to Rule 8-04(c)(1), we excluded the nine month period ending September 30, 2015 as this was not a fiscal year end for IWMH. We also provided, in addition to the balance sheets and statements of operations, the statements of stockholders’ equity (deficit), the statements of cash flow and a set of footnotes for each period ending September 30, 2016 (before merger into IWH) and December 31, 2015 for IWMH.

Please note the items in this section represent consolidation between Institute for Wealth Management Holdings, Inc. (IWMH) and its subsidiary Institute for Wealth Management, LLC (IWM).

Institute for Wealth Holdings, Inc.

Unaudited Financial Statements, page 84

7.	We note your response and related revised disclosures in connection with our comment 17. Please revise to disclose the related footnotes pursuant to Rule 8-03(b)(1) of Regulation S-X.

Response:

In response to Rule 8-03(b)(1), we have added one set of footnotes to the comparative financial statements presented as of September 30, 2017 and 2016 for IWH, the parent company.

Very truly yours,

/s/ Christopher Williams
Christopher D. Williams

CDW/rlw

enclosure